

September 19, 2014

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

> **Re:** **Vibe Ventures Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your amended registration statement and response letter dated September 2, 2014 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter August 7, 2014.

Experts, page 36

1. We note that you have removed several years of prior financial statements in this latest amendment, particularly those financial statements for the years ended October 31, 2010 and 2011. Your disclosures continue to state that these financial statements are included in the registration statement. Please revise accordingly.

2. Your response to prior comment 8 indicates that any draw-downs of the equity line of credit are paid directly to third parties on behalf of the Company. Please explain why this is the case and why the Company does not directly pay its payables.

Report of Independent Registered Public Accounting Firm, page 77

3. We note your auditor has revised the date of his report to July 11, 2014 for the review of the financial statements for the eight month period ended June 30, 2014 in response to prior comment 10. We further note that the audit report on page 69 for the years ended October 31, 2013 and 2012 is dated August 25, 2014. Please have your auditor advise why the report of the interim financial statements ended June 30, 2014 is dated prior to the date of the audit report for the financial statements for the fiscal years ended October 31, 2013 and 2012.

Notes to the Financial Statements, page 81

4.   We have reviewed your response to prior comment 14 and note that it appears you have removed all footnote disclosures related to your equity line of credit. In consideration that your equity line of credit is your largest item on the balance sheet, please provide footnote disclosure related to your equity line of credit.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief—Legal